UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 0-30752

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Suite 302D Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INDEX

Exhibit	Description
99.1	The Registrant’s Annual Audited Consolidated Financial Statements as at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

99.2	The Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2017

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018

AETERNA ZENTARIS INC.

/s/Michael V. Ward
Michael V. Ward
Chief Executive Officer

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